Exhibit 99.1

Sea Limited Reports First Quarter 2019 Results

Singapore, May 22, 2019 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the quarter ended March 31, 2019.

First Quarter 2019 Highlights

▪	Group
o	Total adjusted revenue was US$578.8 million, up 193.8% year-on-year from US$197.0 million for the first quarter of 2018 and up 48.7% quarter-on-quarter from US$389.3 million for the fourth quarter of 2018.
o	Total adjusted EBITDA was US$(32.0) million, compared to US$(144.7) million for the first quarter of 2018 and US$(203.6) million for the fourth quarter of 2018.

▪	Digital Entertainment
o	Adjusted revenue was US$393.3 million, up 169.3% year-on-year from US$146.0 million for the first quarter of 2018 and an increase of 70.0% quarter-on-quarter from US$231.4 million for the fourth quarter of 2018.
o	Adjusted EBITDA was US$225.8 million, up 310.5% year-on-year from US$55.0 million for the first quarter of 2018 and an increase of 114.7% quarter-on-quarter from US$105.2 million for the fourth quarter of 2018.
o	Adjusted EBITDA margin increased to 57.4% for the first quarter of 2019, from 37.7% for the first quarter of 2018 and 45.5% for the fourth quarter of 2018.
o	Quarterly active users (“QAUs”) reached 271.6 million, an increase of 114.4% year-on-year from 126.7 million for the first quarter of 2018 and up 25.6% quarter-on-quarter from 216.2 million for the fourth quarter of 2018.
o	Quarterly paying users grew strongly, accounting for 7.6% of QAUs for the first quarter of 2019, increasing from 5.7% for the same period in 2018, and 5.5% in the fourth quarter of 2018.
o	Average revenue per user was US$1.4 compared to US$1.2 for the first quarter of 2018 and US$1.1 for the fourth quarter of 2018.
o	Free Fire continued to grow and recently achieved more than 450 million registered users and more than 50 million peak daily active users from over 130 markets worldwide. According to App Annie, in the first quarter of 2019, Free Fire was the second most downloaded mobile game globally across the Apple App Store and Google Play Store combined and the top mobile game in Latin America by monthly active users and downloads[1].

1 Latin America rankings data for App Annie is based on Argentina, Brazil, Chile, Colombia, Mexico, and Uruguay. No monthly active user data available for Uruguay.

1

o	Our inaugural Free Fire World Cup attracted more than 27 million online views in total and recorded peak concurrent viewers of over 1.1 million on YouTube.
o	In April 2019, we held Garena World 2019, our region’s largest eSports event, in Bangkok, Thailand. The event attracted approximately 270 thousand visitors, with total online views for the various tournaments topping 30 million.
o	We recently announced that we will be publishing Call of Duty®: Mobile, a mobile version of the classic action game developed jointly by Activision and Tencent Games, under our right of first refusal arrangement with Tencent.

▪	E-commerce
o	Adjusted revenue was US$149.2 million, up 342.1% year-on-year from US$33.7 million for the first quarter of 2018. It was also up 17.6% quarter-on-quarter from US$126.9 million for the fourth quarter of 2018.
o	Adjusted revenue included US$102.0 million of marketplace revenue[1], up 362.6% year-on-year from US$22.0 million for the first quarter of 2018 and up 16.4% quarter-on-quarter from US$87.6 million for the fourth quarter of 2018, and US$47.2 million of product revenue[2], up 303.6% year-on-year from US$11.7 million for the first quarter of 2018 and up 20.2% quarter-on-quarter from US$39.3 million in the fourth quarter of 2018.
o	Gross merchandise value (“GMV”) was US$3.5 billion, an increase of 81.8% year-on-year from US$1.9 billion for the first quarter of 2018 and up 3.0% quarter-on-quarter from US$3.4 billion for the fourth quarter of 2018.
o	Adjusted revenue as a percentage of GMV increased to 4.2% in the first quarter of 2019, up from 3.7% in the previous quarter and 1.7% for the same period a year ago.
o	Gross orders for the quarter totaled 203.5 million, an increase of 82.7% year-on-year from 111.4 million for the first quarter of 2018 and on par with the 206.9 million for the fourth quarter of 2018.
o	Sales and marketing as a percentage of GMV further decreased to 4.2% in the first quarter of 2019, down from 5.4% in the previous quarter and 6.6% for the same period a year ago. Sales and marketing expenses in absolute dollar terms decreased quarter-on-quarter in the first quarter of 2019 to US$147.9 million compared to US$184.5 million in the fourth quarter of 2018.
o	Adjusted EBITDA was US$(235.3) million, compared to US$(179.6) million for the first quarter of 2018 and US$(277.5) million for the fourth quarter of 2018.
o	In Taiwan, Shopee recorded a positive quarterly adjusted EBITDA before allocation of the headquarters’ common expenses in the first quarter of 2019.
o	In Indonesia, Shopee’s largest market, Shopee recorded 83.5 million orders in the first quarter of 2019, or a daily average of 0.9 million, further extending its leadership as the largest e-commerce platform in the market.
o	According to App Annie, in the first quarter of 2019, Shopee was the most downloaded app in the Shopping Category in Southeast Asia and in Taiwan.

1 Marketplace revenue mainly consists of transaction-based fees and advertising income and revenue generated from other value-added services.

2 Product revenue mainly consists of revenue generated from direct sales.

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Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$”)

	For the Three Months ended March 31,
	2018	2019
	$	$		YOY%

Revenue
Service revenue
Digital Entertainment	110,658	173,399		56.7%
E-commerce and other services	32,451	130,663		302.6%
Sales of goods	11,935	47,804		300.5%
	155,044	351,866		126.9%

Cost of revenue
Cost of service
Digital Entertainment	(63,572)	(84,642)		33.1%
E-commerce and other services	(70,793)	(174,365)		146.3%
Cost of goods sold	(12,154)	(53,403)		339.4%
	(146,519)	(312,410)		113.2%
Gross profit	8,525	39,456		362.8%
Other operating income	729	3,453		373.7%
Sales and marketing expenses	(152,149)	(177,978)		17.0%
General and administrative expenses	(44,487)	(75,628)		70.0%
Research and development expenses	(10,712)	(28,509)		166.1%
Total operating expenses	(206,619)	(278,662)		34.9%
Operating loss	(198,094)	(239,206)		20.8%
Non-operating loss, net	(18,247)	(442,780	)(1)	2,326.6%
Income tax credit (expense)	755	(7,205)		(1,054.3)%
Share of results of equity investees	(583)	(418)		(28.3)%
Net loss	(216,169)	(689,609)		219.0%
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes	(186,702)	(237,290)		27.1%

Adjusted revenue of Digital Entertainment (2)	146,030	393,306		169.3%
Adjusted revenue of E-commerce (2)	33,744	149,191		342.1%
Adjusted revenue of Digital Financial Services (2)	3,923	2,836		(27.7)%
Revenue of Other Services	13,342	33,485		151.0%
Total adjusted revenue (2)	197,039	578,818		193.8%

Adjusted EBITDA for Digital Entertainment (2)	55,004	225,816		310.5%
Adjusted EBITDA for E-commerce (2)	(179,649)	(235,253)		31.0%
Adjusted EBITDA for Digital Financial Services (2)	(8,570)	(11,912)		39.0%
Adjusted EBITDA for Other Services (2)	(9,868)	(8,484)		(14.0)%
Unallocated expenses (3)	(1,591)	(2,130)		33.9%
Total adjusted EBITDA (2)	(144,674)	(31,963)		(77.9)%

(1) This was primarily due to fair value loss of $436.1 million on the 2017 convertible notes as our share prices during the quarter significantly exceeded the conversion prices of the 2017 convertible notes.

(2) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

(3) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operation Decision Maker (“CODM”) as part of segment performance.

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Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018

Revenue

The table below sets forth revenue and adjusted revenue generated from our reported segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31,
	2018		2019
	$	% of revenue	$	% of revenue	YOY%
Revenue
Service revenue
Digital Entertainment	110,658	71.4	173,399	49.3	56.7%
E-commerce and other services	32,451	20.9	130,663	37.1	302.6%
Sales of goods	11,935	7.7	47,804	13.6	300.5%
Total revenue	155,044	100.0	351,866	100.0	126.9%

	2018		2019
	$	% of total adjusted revenue	$	% of total adjusted revenue	YOY%
Adjusted revenue
Service revenue
Digital Entertainment	146,030	74.1	393,306	67.9	169.3%
E-commerce and other services	39,074	19.8	137,615	23.8	252.2%
Sales of goods	11,935	6.1	47,897	8.3	301.3%
Total adjusted revenue	197,039	100.0	578,818	100.0	193.8%

Our total revenue increased by 126.9% to US$351.9 million in the first quarter of 2019 from US$155.0 million in the first quarter of 2018. Our total adjusted revenue increased by 193.8% to US$578.8 million in the first quarter of 2019 from US$197.0 million in the first quarter of 2018. These increases were mainly driven by the growth in each of the segments detailed as follows:

•	Digital Entertainment: Revenue increased by 56.7% to US$173.4 million in the first quarter of 2019 from US$110.7 million in the first quarter of 2018. Adjusted revenue increased by 169.3% to US$393.3 million in the first quarter of 2019 from US$146.0 million in the first quarter of 2018. This increase was primarily due to the increase of our active user base as well as the deepened paying user penetration as we continue to bring new and engaging content to our users and enhance the game and monetization features based on a deep understanding of local preferences and conditions as well as our strong efforts in eSports and community-building.

•	E-commerce and other services: Revenue increased by 302.6% to US$130.7 million in the first quarter of 2019 from US$32.5 million in the first quarter of 2018. Adjusted revenue increased by 252.2% to US$137.6 million in the first quarter of 2019 from US$39.1 million in the first quarter of 2018. This increase was primarily driven by the growth of our e-commerce marketplace, and development in each of our marketplace revenue streams – transaction-based fees, value-added services, and advertising. As we deepened our relationships and engagement with sellers and buyers, and enhanced our e-commerce ecosystem, more users are using our integrated and value-added services, as well as ancillary services we provide.

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•	Sales of goods: Revenue increased by 300.5% to US$47.8 million in the first quarter of 2019 from US$11.9 million in the first quarter of 2018. Adjusted revenue increased by 301.3% to US$47.9 million in the first quarter of 2019 from US$11.9 million in the first quarter of 2018. The increase was primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 113.2% to US$312.4 million in the first quarter of 2019 from US$146.5 million in the first quarter of 2018.

•	Digital Entertainment: Cost of revenue increased by 33.1% to US$84.6 million in the first quarter of 2019 from US$63.6 million in the first quarter of 2018. The increase was largely in line with revenue growth in our digital entertainment business. Improvement in gross profit margins was largely due to higher share from our self-developed game.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services combined increased by 146.3% to US$174.4 million in the first quarter of 2019 from US$70.8 million in the first quarter of 2018. The increase was primarily due to costs incurred in line with the expansion of our e-commerce marketplace, higher bank transaction fees driven by GMV growth from our e-commerce business, higher costs associated with other ancillary services we provided to our e-commerce platform users, as well as higher staff compensation and benefit costs.

•	Cost of goods sold: Cost of goods sold increased by 339.4% to US$53.4 million in the first quarter of 2019 from US$12.2 million in the first quarter of 2018. The increase was largely in line with the increase in our product offerings.

Other Operating Income

Our other operating income increased by 373.7% to US$3.5 million in the first quarter of 2019 from US$0.7 million in the first quarter of 2018. The increase was primarily due to an increase in sponsorship from partners who participated in our events and tournaments.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 17.0% to US$178.0 million in the first quarter of 2019 from US$152.1 million in the first quarter of 2018. The table below sets forth the breakdown of the sales and marketing expenses of our two major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31,
	2018	2019	YOY%
	$	$
Sales and Marketing Expenses
Digital Entertainment	16,243	19,989	23.1%
E-commerce	127,198	147,897	16.3%

•	Digital Entertainment: Sales and marketing expenses increased by 23.1% to US$20.0 million in the first quarter of 2019 from US$16.2 million in the first quarter of 2018. The increase was primarily due to the new game launch.

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	For the Three Months ended March 31,
	2018	2019
	$	$
Digital Entertainment
Sales and marketing expenses	16,243	19,989
Adjusted revenue	146,030	393,306
Sales and marketing expenses as a percentage of adjusted revenue	11.1%	5.1%

Sales and marketing expenses as a percentage of adjusted revenue decreased to 5.1% in the first quarter of 2019 from 11.1% in the first quarter of 2018 as we continue to improve the efficiency of our marketing efforts.

•	E-commerce: Sales and marketing expenses increased by 16.3% to US$147.9 million in the first quarter of 2019 from US$127.2 million in the first quarter of 2018. The increase in marketing efforts was aligned with our strategy to fully capture the market growth opportunity and was primarily attributable to the ramping up of offline and online digital marketing as well as higher staff compensation and benefit costs.

	For the Three Months ended March 31,
	2018	2019
	$	$
E-commerce
Sales and marketing expenses	127,198	147,897
GMV	1,941,403	3,529,326
Sales and marketing expenses as a percentage of GMV	6.6%	4.2%

Sales and marketing expenses as a percentage of GMV decreased to 4.2% in the first quarter of 2019 from 6.6% in the first quarter of 2018 as we continue to improve the efficiency of our marketing efforts.

General and Administrative Expenses

Our general and administrative expenses increased by 70.0% to US$75.6 million in the first quarter of 2019 from US$44.5 million in the first quarter of 2018. This increase was primarily due to the expansion of our staff force and the increase in office facilities and related expenses.

Research and Development Expenses

Our research and development expenses increased by 166.1% to US$28.5 million in the first quarter of 2019 from US$10.7 million in the first quarter of 2018, primarily due to the increase in research and development staff force.

Non-operating Income or Losses, Net

Non-operating income or losses consist of interest income, interest expense, investment gain (loss), fair value change for the 2017 convertible notes and foreign exchange gain (loss). We recorded a net non-operating loss of US$442.8 million in the first quarter of 2019, compared to a net non-operating loss of US$18.2 million in the first quarter of 2018. This was primarily due to fair value loss of US$436.1 million on the 2017 convertible notes as our share prices during the quarter significantly exceeded the conversion prices of the 2017 convertible notes.

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Income Tax Expense

We had a net income tax expense of US$7.2 million in the first quarter of 2019 and net income tax credit of US$0.8 million in the first quarter of 2018. The income tax expense in the first quarter of 2019 was primarily due to withholding tax and corporate income tax expenses incurred by our digital entertainment segment, partially offset by deferred tax assets recognized during the period.

Share of Results of Equity Investees

We had share of loss of equity investees of US$0.4 million in the first quarter of 2019, compared with US$0.6 million in the first quarter of 2018.

Net Loss

As a result of the foregoing, we had net losses of US$689.6 million and US$216.2 million in the first quarter of 2019 and 2018, respectively. The higher net losses were primarily due to fair value loss of US$436.1 million recognized in the quarter arising from fair value accounting treatment for the 2017 convertible notes issued before our IPO.

Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes

Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, was US$237.3 million and US$186.7 million in the first quarter of 2019 and 2018, respectively.

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Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	8:00 PM U.S. Eastern Time on May 21, 2019
8:00 AM Singapore / Hong Kong Time on May 22, 2019

Webcast link:	https://services.choruscall.com/links/se190521.html

Dial in numbers:	US Toll Free: 1-888-317-6003	Hong Kong: 800-963-976
	International: 1-412-317-6061	Singapore: 800-120-5863
United Kingdom: 08-082-389-063

Passcode for Participants: 9462467

A replay of the conference call will be available at the Company’s investor relations website (https://www.seagroup.com/investor/financials). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@seagroup.com

Media: media@seagroup.com

About Sea Limited

Sea’s mission is to better the lives of the consumers and small businesses of our region with technology. Our region includes the key markets of Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore. Sea operates three businesses across digital entertainment, e-commerce, and digital financial services, known as Garena, Shopee, and AirPay, respectively.

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Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the region, including segments within those industries; changes in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the growth of its digital entertainment, e-commerce and digital financial services businesses and platforms; the growth in its user base, level of user engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries; and general economic and business conditions in the region. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Adjusted revenue” of our digital entertainment segment represents revenue of the digital entertainment segment plus change in digital entertainment deferred revenue. This financial measure is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment. Although other companies may present such measures related to gross billings differently or not at all, we believe that the adjusted revenue of our digital entertainment segment provides useful information to investors about the segment’s core operating results, enhancing their understanding of our past performance and future prospects.

•	“Adjusted revenue” of our e-commerce segment represents revenue of the e-commerce segment (currently consisting of marketplace revenue and product revenue) plus certain revenues that were net-off against their corresponding sales incentives. This financial measure enables our investors to follow trends in our e-commerce monetization capability over time and is a useful performance measure.

•	“Adjusted revenue” of our digital financial services segment represents revenue of the digital financial services segment plus certain revenues that were net-off against their corresponding sales incentives.

•	“Total adjusted revenue” represents the sum of the adjusted revenue of our digital entertainment segment, the adjusted revenue of our e-commerce segment, the adjusted revenue of our digital financial services segment, and the revenue of our other services. This financial measure enables our investors to follow trends in our overall group monetization capability over time and is a useful performance measure.

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

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•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

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The tables below present selected unaudited financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31, 2019
	Digital Entertainment	E- commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$

Revenue	173,399	142,694	(1)	2,288	33,485	-	351,866
Changes in deferred revenue	219,907	-		-	-	-	219,907
Sales incentives net-off	-	6,497		548	-	-	7,045
Adjusted revenue	393,306	149,191	(2)	2,836	33,485	-	578,818

Operating income (loss)	56,470	(253,473)		(12,461)	(11,413)	(18,329)	(239,206)
Net effect of changes in deferred revenue and its related cost	165,501	-		-	-	-	165,501
Depreciation and Amortization	3,845	18,220		549	2,929	-	25,543
Share-based compensation	-	-		-	-	16,199	16,199
Adjusted EBITDA	225,816	(235,253)		(11,912)	(8,484)	(2,130)	(31,963)

	For the Three Months ended March 31, 2018
	Digital Entertainment	E- commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$

Revenue	110,658	27,344	(1)	3,700	13,342	-	155,044
Changes in deferred revenue	35,372	-		-	-	-	35,372
Sales incentives net-off	-	6,400		223	-	-	6,623
Adjusted revenue	146,030	33,744	(2)	3,923	13,342	-	197,039

Operating income (loss)	18,788	(184,052)		(9,058)	(11,510)	(12,262)	(198,094)
Net effect of changes in deferred revenue and its related cost	28,195	-		-	-	-	28,195
Depreciation and Amortization	8,021	4,403		488	1,642	-	14,554
Share-based compensation	-	-		-	-	10,671	10,671
Adjusted EBITDA	55,004	(179,649)		(8,570)	(9,868)	(1,591)	(144,674)

(1) For the first quarter of 2019, revenue of $142,694 included marketplace revenue of $95,566 and product revenue of $47,128 net of sales incentives. For the first quarter of 2018, revenue of $27,344 included marketplace revenue of $15,644 and product revenue of $11,700 net of sales incentives.

(2) For the first quarter of 2019, adjusted revenue of $149,191 included marketplace revenue of $101,970 and product revenue of $47,221. For the first quarter of 2018, adjusted revenue of $33,744 included marketplace revenue of $22,044 and product revenue of $11,700.

(3) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”

(4) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. The expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Three Months ended March 31,
	2018	2019
	$	$
Revenue
Service revenue
Digital Entertainment	110,658	173,399
E-commerce and other services	32,451	130,663
Sales of goods	11,935	47,804

Total revenue	155,044	351,866

Cost of revenue
Cost of service
Digital Entertainment	(63,572)	(84,642)
E-commerce and other services	(70,793)	(174,365)
Cost of goods sold	(12,154)	(53,403)

Total cost of revenue	(146,519)	(312,410)

Gross profit	8,525	39,456

Operating income (expenses):
Other operating income	729	3,453
Sales and marketing expenses	(152,149)	(177,978)
General and administrative expenses	(44,487)	(75,628)
Research and development expenses	(10,712)	(28,509)

Total operating expenses	(206,619)	(278,662)

Operating loss	(198,094)	(239,206)
Interest income	3,091	4,012
Interest expense	(8,582)	(10,066)
Investment gain, net	7,515	2,047
Changes in fair value of the 2017 convertible notes	(18,796)	(436,120	)(1)
Foreign exchange loss	(1,475)	(2,653)

Loss before income tax and share of results of equity investees	(216,341)	(681,986)
Income tax credit (expense)	755	(7,205)
Share of results of equity investees	(583)	(418)

Net loss	(216,169)	(689,609)

Net loss (profit) attributable to non-controlling interests	556	(746)

Net loss attributable to Sea Limited’s ordinary shareholders	(215,613)	(690,355)

Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes	(186,702)	(237,290)

Loss per share:
Basic and diluted	(0.64)	(1.86)

Shares used in loss per share computation:
Basic and diluted	335,147,405	370,724,164

(1) Fair value loss of $436.1 million on the 2017 convertible notes was recorded as our share prices during the quarter significantly exceeded the conversion prices of the 2017 convertible notes.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of March 31,
	2018	2019
	$	$

ASSETS
Current assets
Cash and cash equivalents	1,002,841	2,362,523
Restricted cash	254,100	301,049
Accounts receivable, net	97,782	147,603
Prepaid expenses and other assets	312,387	350,959
Inventories, net	37,689	25,880
Short-term investments	690	581
Amounts due from related parties	5,224	3,921
Total current assets	1,710,713	3,192,516

Non-current assets
Property and equipment, net	192,357	232,963
Operating lease right-of-use assets, net	-	173,326
Intangible assets, net	12,887	13,963
Long-term investments	111,022	107,125
Prepaid expenses and other assets	69,065	90,430
Restricted cash	2,371	16,393
Deferred tax assets	63,302	69,304
Goodwill	30,952	30,952
Total non-current assets	481,956	734,456
Total assets	2,192,669	3,926,972

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UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of March 31,
	2018	2019
	$	$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities

Accounts payable	37,163	38,096
Accrued expenses and other payables	636,880	653,975
Advances from customers	29,355	28,531
Amount due to related parties	46,025	64,816
Short-term bank borrowings	856	981
Operating lease liabilities	-	41,332
Deferred revenue	426,675	573,659
Income tax payable	9,539	8,718
Total current liabilities	1,186,493	1,410,108

Non-current liabilities
Accrued expenses and other payables	7,894	9,408
Long-term bank borrowings	1,026	927
Operating lease liabilities	-	142,521
Deferred revenue	171,262	245,027
Convertible notes	1,061,796	581,770
Deferred tax liabilities	679	578
Unrecognized tax benefits	2,974	2,670
Total non-current liabilities	1,245,631	982,901
Total liabilities	2,432,124	2,393,009

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UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of March 31,
	2018	2019
	$	$

Shareholders’ equity
Class A Ordinary shares	94	150
Class B Ordinary shares	76	76
Additional paid-in capital	1,809,232	4,276,011
Accumulated other comprehensive income	15,199	11,355
Statutory reserves	46	46
Accumulated deficit	(2,067,786)	(2,758,141)

Total Sea Limited shareholders’ (deficit) equity	(243,139)	1,529,497
Non-controlling interests	3,684	4,466
Total shareholders’ (deficit) equity	(239,455)	1,533,963
Total liabilities and shareholders’ (deficit) equity	2,192,669	3,926,972

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Three Months ended March 31,
	2018	2019
	$	$

Net cash used in operating activities	(94,360)	(17,815)
Net cash used in investing activities	(21,837)	(91,250)
Net cash (used in) generated from financing activities	(545)	1,527,875
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	6,166	1,843
Net (decrease) increase in cash, cash equivalents and restricted cash	(110,576)	1,420,653
Cash, cash equivalents and restricted cash at beginning of the period	1,444,978	1,259,312
Cash, cash equivalents and restricted cash at end of the period	1,334,402	2,679,965

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1       UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operation Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31, 2019
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$

Revenue	173,399	142,694	2,288	33,485	-	351,866
Operating income (loss)	56,470	(253,473)	(12,461)	(11,413)	(18,329)	(239,206)
Non-operating loss, net						(442,780)
Income tax expense						(7,205)
Share of results of equity investees						(418)
Net loss						(689,609)

	For the Three Months ended March 31, 2018
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$

Revenue	110,658	27,344	3,700	13,342	-	155,044
Operating income (loss)	18,788	(184,052)	(9,058)	(11,510)	(12,262)	(198,094)
Non-operating loss, net						(18,247)
Income tax credit						755
Share of results of equity investees						(583)
Net loss						(216,169)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. The expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

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SUPPLEMENTAL OPERATIONAL METRICS

		For the Three Months ended December 31, 2018	For the Three Months ended March 31, 2019

Digital Entertainment	Unit
Quarterly active users	millions	216.2	271.6
Monthly active users (last month)	millions	135.7	170.3
Quarterly paying users	millions	11.9	20.7
Average revenue per user	US$	1.1	1.4
Average revenue per paying user	US$	19.4	19.0

E-commerce
Gross GMV	US$ millions	3,425.2	3,529.3
Gross orders	millions	206.9	203.5

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